June 12, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F St NE

Washington, DC 20549

Re:    OriginClear, Inc.

Offering Statement on Form 1-A

Filed on May 24, 2024

File No. 024-12439

In response to your letter dated June 7, 2024, we are providing the following responses on behalf of OriginClear, Inc. (“OriginClear” or the “Company”).  In connection herewith, we are filing a first amendment to the Offering Circular on Form 1A (“Amended Offering Circular”).

Offering Statement on Form 1-A Cover page

1.Please revise your disclosure to describe clearly the structure of the transaction. Please also ensure that your disclosure regarding the transaction throughout the filing is consistent. In this regard, we note that your current disclosure regarding the number of securities and transaction structure differs throughout the offering statement.

The disclosure has been revised to clarify that the Company is offering the following securities in this offering:

•Up to 3,650,000,000 units (“Unit(s)”) at an offering price of $0.01 per Unit (the “Primary Units”), with each unit consisting of 1 share of common stock par value $0.0001 and one warrant to purchase 1 common share (the “Unit Warrants”);

•Up to 365,000,000 shares of common stock issued as a bonus to certain purchasers based upon investment level (“Bonus Shares”);

•Up to 100,000,000 shares offered by the selling shareholders (“Resale Shares”);

•Up to 100,000,000 warrants to purchase common stock issued by the Company to the purchasers of the Resale Shares (“Resale Warrants” and together with the “Unit Warrants”, the “Warrants”); and

•Up to 3,750,000 additional shares of common stock issuable upon exercise of all of the Warrants.

2.Your disclosure on page 2 that you have not engaged the services of a broker-dealer for this offering is not consistent with your disclosure on page 53 that you have engaged Manhattan Street Capital as your broker dealer of record. Please revise or advise.

References to Manhattan Street Capital as a broker-dealer have been removed.  The Company has not engaged a broker dealer in connection with this offering.

Risk Factors, page 10

3.We note your disclosure beginning on page 18 regarding potential levels of dilution that your shareholders may experience as a result of this offering. Please provide related risk factor disclosure, if material.

Additional risk factor disclosure has been added to address the risk of dilution.

Plan of Distribution Bonus Program, page 55

4.We note your disclosure that "[c]ertain investors" are eligible to receive bonus shares. Please revise to explain how bonus shares are earned and which investors are eligible to receive bonus shares.

The disclosure has been revised as follows:

Bonus Program

Certain investors purchasing Primary Units are eligible to receive (without charge) additional shares of common stock (“Bonus Shares”) equal to 10% of the number of shares received as part of the purchased Primary Units, depending upon the amount invested by such investors.  Investors which invest more than $10,000 will receive a number of shares (without charge) equal 10% of the number of shares received as part of their purchased Primary Units and will pay an effective price of approximately $0.009 per share received, a discount of 10%.  For example, an investor which invests $20,000 in the offering will receive an additional 200,000 shares of common stock for a total of 2,200,000 shares (2,000,000 shares as part of the Primary Units plus 200,000 Bonus Shares).  The issuance of the Bonus Shares will have a maximum potential dilutive effect of 10%.  The Company will absorb the cost of the issuance of the Bonus Shares. To the extent issued, the Bonus Shares will reduce the proceeds that the Company will receive.

Selling Shareholders, page 59

5.Please revise to disclose the persons who have sole or shared voting power over the shares beneficially owned by CAPITANZ LLC. Refer to the instruction to Item 5(d) of Form 1- A.

The disclosure has been revised to provide beneficial ownership information for CAPITANZ, LLC

Signatures, page 54

6.We note that the filing is signed on behalf of Water On Demand, Inc. Please revise to sign the offering statement on behalf of the issuer. Refer to the signatures section of Form 1-A.

This error has been corrected.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.